Exhibit 99.1

News Release

Hydro One receives regulatory decision for acquisition of Orillia Power Distribution

TORONTO, August 24, 2018 – Hydro One Inc. (“Hydro One”) received a decision today from the Ontario Energy Board (“OEB”) upholding its decision to deny Hydro One’s proposed acquisition of Orillia Power Distribution Corporation (“OPDC”) from the City of Orillia, Ontario.

“Hydro One is disappointed by this decision,” said Patrick Meneley, Executive Vice President and Chief Corporate Development Officer, Hydro One. “We will continue to work with the City of Orillia to seek a transaction that is in the interests of all stakeholders.”

A copy of the decision is available on the OEB’s website.

On August 15, 2016, Hydro One announced the agreement to acquire OPDC for $26.35 million and the assumption of approximately $14.9 million of debt and regulatory liabilities for a total transaction value of $41.3 million.

About Hydro One Inc.

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868